U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010
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Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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Part I  Registrant Information
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Full Name of Registrant:                            B Green Innovations, Inc.

750 Highway 34, Matawan, NJ (Address of principal executive offices)	07747 (Zip Code)
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Part II Rules 12b-25(b) and (c)
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(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)           The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c)           Not applicable.

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Part III Narrative
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The Registrant has been unable to complete and file, when originally due, the Quarterly Report on Form 10-Q as a result of delays in finalizing the amendments to the Form 10-K for the fiscal year ended December 31, 2009 and amendments to the Form 10-Q for the quarters ended March 31 and June 30, 2010, which must be filed before the Form 10-Q for the period ended September 30, 2010 is filed.
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Part IV  Other Information
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(1) Name and telephone number of person to contact in regard to this notification

Lawrence A. Muenz	(202)	728-2909
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes ☐ No

Total sales for the three months ended September 30, 2010 and 2009 were $43,913and $28,721, respectively.  Net loss for the quarter ended September 30, 2010 was $118,009 as compared to a net loss of $389,614 for the quarter ended September 30, 2009.

B Green Innovations, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:           November 16, 2010                                                               By:                      /s/ Jerome Mahoney
Name:	Jerome Mahoney
President and Chief Executive Officer